UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lincoln Educational Services Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

533535100

(CUSIP Number)

John A. Bartholdson

Juniper Investment Company, LLC

555 Madison Avenue, 24th Floor

New York, New York 10022

(212) 339-8500

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

November 14, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 533535100	Page 2 of 19 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,935,465
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,935,465
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,935,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 19 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 3 of 19 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper HF Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,935,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,935,465
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,935,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 19 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 4 of 19 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunities , L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,262,713
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,262,713
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,262,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 19 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 5 of 19 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper TO Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,262,713
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,262,713
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,262,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 19 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 6 of 19 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,198,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,198,178
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,198,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 19 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 7 of 19 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexis P. Michas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,393
	8	SHARED VOTING POWER 5,198,178
	9	SOLE DISPOSITIVE POWER 16,393
	10	SHARED DISPOSITIVE POWER 5,198,178
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,214,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 19 Pages

SCHEDULE 13D

CUSIP No. 533535100	Page 8 of 19 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John A. Bartholdson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,198,178
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,198,178
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,198,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 19 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value per share (the “Shares”), of Lincoln Educational Services Corporation, a New Jersey corporation (the “Issuer”). The principal executive office of the Issuer is located at 200 Executive Drive, Suite 340, West Orange, New Jersey 07052. The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “LINC”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)          This Schedule 13D is being filed by:

(i)         Juniper Targeted Opportunity Fund, L.P., a Delaware limited partnership (“Juniper Fund”);

(ii)        Juniper HF Investors II, LLC, a Delaware limited liability company and the general partner of Juniper Fund (“Juniper HF”);

(iii)        Juniper Targeted Opportunities, L.P., a Delaware limited partnership (“Juniper Targeted Opportunities”);

(iv)        Juniper TO Investors, LLC, a Delaware limited liability company and the general partner of Juniper Targeted Opportunities (“Juniper TO”);

(v)       Juniper Investment Company, LLC, a Delaware limited liability company and the investment advisor to Juniper Fund and Juniper Targeted Opportunities (“Juniper Investment Company”);

(vi)       Alexis P. Michas, as a managing member of each of Juniper HF, Juniper TO and Juniper Investment Company; and

(vi)       John A. Bartholdson, as a managing member of each of Juniper HF, Juniper TO and Juniper Investment Company.

Each of the foregoing is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

(b)       The principal business address of each of the Reporting Persons is 555 Madison Avenue, 24th Floor, New York, New York 10022.

(c)       The principal business of each of Juniper Fund and Juniper Targeted Opportunities is to invest in the capital stock of various companies. The principal business of Juniper HF is to serve as the general partner of Juniper Fund. The principal business of Juniper TO is to serve as the general partner of Juniper Targeted Opportunities. Juniper Investment Company provides investment advisory and management services and acts as the investment manager of Juniper Fund and Juniper Targeted Opportunities. Each of Messrs. Michas and Bartholdson serves as the managing member of Juniper HF, Juniper TO and Juniper Investment Company.

Page 9 of 19 Pages

(d)       During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Messrs. Michas and Bartholdson is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 14, 2019, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”), with the investors identified on Schedule I thereto, including Juniper Fund and Juniper Targeted Opportunities (the “Investors”) pursuant to which the Investors purchased from the Issuer on November 14, 2019 (the “Private Placement”) an aggregate of 12,700 shares of the Issuer’s Series A Convertible Preferred Stock, no par value per share (the “Series A Preferred Stock”), at an aggregate purchase price of $1,000.00 per share. Juniper Fund purchased 3,500 shares of such Series A Preferred Stock and Juniper Targeted Opportunities purchased 7,700 shares of such Series A Preferred Stock for an aggregate total of 11,200 shares of Series A Preferred Stock, constituting approximately 88% of the then-outstanding shares of Series A Preferred Stock, together for an aggregate purchase price of $11,200,000. The source of funds for this purchase was the available working capital of the Reporting Persons, including capital contributions from investors in the Reporting Persons’ funds. On December 16, 2010, Mr. Michas purchased from the Issuer an aggregate of 16,393 Shares for an aggregate purchase price of $250,000 using available personal funds from his IRA account. All remaining Shares to which this Schedule 13D relates were previously reported on a Schedule 13D/A filed on February 5, 2018, in which the Reporting Persons reported holding less than 5% beneficial ownership of the Issuer.

References to and the description of the Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, which is listed as Exhibit 99.1 to this Schedule 13D and incorporated by reference herein.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Series A Preferred Stock for investment in the ordinary course of business, as they believed that the shares of Series A Preferred Stock represented an attractive investment opportunity, subject to the Issuer’s Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”).

Page 10 of 19 Pages

Pursuant to the Certificate of Amendment, filed with the Department of the Treasury of the State of New Jersey on November 14, 2019, the shares of Series A Preferred Stock, among other things:

•	have an initial stated value of $1,000.00 per share (the “Series A Stated Value”) and an initial conversion rate of 423.729 Shares, subject to certain adjustments;

•	are initially convertible into such number of Shares equal to the Series A Stated Value, subject to certain adjustments, plus all declared or accrued and unpaid dividends thereon, divided by the conversion price then in effect;
•	are entitled to vote with the Shares on an as-converted basis;
•	are entitled to receive cumulative dividends on the Series A Stated Value of each share of Series A Preferred Stock at the annual rate of 9.6% (which will increase in certain circumstances, but in no event will be more than 14.0% annually), compounded quarterly. Dividends on the Series A Preferred Stock are payable quarterly in cash or will accrue on the Series A Stated Value of each share of Series A Preferred Stock;
•	upon any liquidation and after satisfaction in full of Issuer’s debts, will be entitled to receive, prior to any payments in respect of the Shares or other class or series of shares of capital stock of the Issuer, an amount equal to the liquidation preference;
•	are entitled to veto certain actions by the Issuer (including (a) adjustments to the number and/or class of capital stock senior to or on parity with the Series A Preferred Stock as to dividends or distribution of assets upon certain liquidation events; (b) modification of the rights of Series A Preferred Stock; (c) modification of the Issuer’s charter documents in a way that would adversely affect the rights of Series A Preferred Stock holders; (d) declaration of distributions or acquisition of any securities ranking junior to the Series A Preferred Stock if there are any declared or accrued and unpaid dividends on the shares of Series A Preferred Stock; (e) assumption of obligations prohibiting the redemption or conversion of Series A Preferred Stock; (f) the incurrence of any indebtedness for borrowed money by the Issuer, other than indebtedness (i) procured from secured lenders of the Issuer holding outstanding indebtedness of the Issuer as of the closing of the Purchase Agreement in an aggregate amount not to exceed the maximum amount of credit provided for pursuant to the credit agreement with such secured lender as in effect on the closing of the Purchase Agreement (“Senior Secured Debt Agreement”) and (ii) any indebtedness permitted to be incurred under the Senior Secured Debt Agreement; (g) creation of subsidiaries not 100% owned by the Issuer except in the event that such subsidiary is created by approval of a majority of the board of directors of the Issuer, including in any such case the approval of the director designated by the holders of the Series A Preferred Stock; (h) voluntary petition under applicable federal or state bankruptcy or insolvency law; and (i) entering into any agreement with respect to any of the foregoing);
•	beginning November 14, 2022, may be forced by the Issuer to convert into Shares if (i) the closing price of the Shares is at least 2.25 times the then-applicable conversion price of the Shares for 20 consecutive trading days immediately preceding the date the Issuer provides notice of the forced conversion,

Page 11 of 19 Pages

(ii) there was a minimum average trading volume of at least 20,000 shares for 20 consecutive trading days immediately preceding the date the Issuer provides notice of the forced conversion, (iii) all the Shares into which the Series A Preferred Stock are convertible are, upon issuance, freely tradable by the holders of Series A Preferred Stock under an effective registration statement filed by the Issuer without volume or manner of sale limitations, and (iv) the Issuer is not in breach in any material respect of any of its obligations under the Certificate of Amendment, the Purchase Agreement or the Registration Rights Agreement;

•	will be redeemable (i) at the option of the Issuer after November 14, 2024, or (ii) at the option of the Investors in the event of a Fundamental Change (as that term is defined in the Certificate of Amendment) of the Issuer; and
•	are entitled, for so long as shares of Series A Preferred Stock are outstanding and the Shares issuable upon conversion of Series A Preferred Stock represent at least 10% of the outstanding Shares (after giving effect to the conversion of the Series A Preferred Stock), to appoint one director (“Series A Director”) to the board of directors of the Issuer and each of its committees, with the initial Series A Director being Mr. Bartholdson to serve commencing from the closing of the Purchase Agreement until at least the 2020 annual shareholders’ meeting of the Issuer. The board of directors of the Issuer will increase the number of directors by one and any vacancy created by the removal, resignation or death of the Series A Director will solely be filled by a majority of the outstanding shares of the Series A Preferred Stock, and the individual so chosen (if other than Mr. Bartholdson) to fill such vacancy will be subject to the approval of the board of directors of the Issuer, which approval will not be unreasonably withheld, delayed or conditioned.

Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. In addition, in connection with their review of their investment, the Reporting Persons may from time to time seek to engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer. In addition, in connection with their review of their investment, except as provided in the Purchase Agreement, which subjects the Reporting Persons to certain standstill obligations until the one-year anniversary of the closing of the Purchase Agreement (the “Standstill Period”), the Reporting Persons may from time to time seek to engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer.

Page 12 of 19 Pages

Pursuant to the Purchase Agreement, during the Standstill Period, no Reporting Person will, among other things, directly or indirectly, alone or in concert with others, without the prior consent or approval of the board of directors of the Issuer: (i) acquire beneficial ownership in any securities of the Issuer (or any rights decoupled from such securities) that would result in such Reporting Person increasing their current beneficial ownership of Shares by more than one percent (1%) of the Shares issued and outstanding at such time (excluding any shares of Series A Preferred Stock and Shares into which the Series A Preferred Stock are convertible, (ii) make, or in any way participate in any “solicitation” of “proxies” to vote or “consents”, or seek to advise or influence any Person with respect to the voting of any voting securities of the Issuer, in each case, with respect to the election or removal of directors or to approve stockholder proposals with respect to the Issuer, (iii) make any public statements and/or announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary business transaction involving the Issuer or any subsidiary of the Issuer or their securities; or (iv) enter into any discussions, arrangements or understandings with any third party (including security holders of the Issuer) with respect to any of the foregoing, including forming, joining or in any way participating in a “group” (as defined in Section 13(d)(3) of the Act) with any third party with respect to any Shares or otherwise in connection with any of the foregoing. In addition, the Issuer, Juniper Fund and Juniper Targeted Opportunities have also agreed that Juniper Fund and Juniper Targeted Opportunities are entitled to appoint as a non-voting observer to the board of directors of the Issuer an individual designated by Juniper Fund and Juniper Targeted Opportunities who is reasonably acceptable to the board of directors of the Issuer.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

References to and the description of the Purchase Agreement and the Certificate of Amendment set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the Certificate of Amendment, which are listed as Exhibits 99.1 and 99.2 to this Schedule 13D and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a) and (b) As of the date of this Schedule 13D, the Reporting Persons may be deemed to have beneficial ownership of the Shares as follows:

As of the date of this Schedule 13D, Juniper Fund holds 3,500 shares of Series A Preferred Stock. The shares of Series A Preferred Stock held by Juniper Fund, as of the closing of the Purchase Agreement, are convertible at any time at its option into an aggregate total of 1,483,051 Shares, such shares of Series A Preferred Stock, together with the 452,413 Shares held by Juniper Fund prior to the closing of the Purchase Agreement on an as-converted basis is 7.2% of the Shares deemed issued and outstanding as of the closing of the Purchase Agreement and the filing date of the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“Most Recent Quarterly Report”) on November 14, 2019 (the “Filing Date”), based on the initial conversion rate of 423.729 number of Shares per share of Series A Preferred Stock, subject to certain adjustments. The calculation of the foregoing percentage is based on (i) 25,231,710 Shares reported by the Issuer as outstanding as of November 12, 2019 in its Most Recent Quarterly Report and incorporated by reference herein, plus (ii) 1,483,051 Shares into which the Series A Preferred Stock is now convertible by Juniper Fund.

Page 13 of 19 Pages

As of the date of this Schedule 13D, Juniper Targeted Opportunities holds 7,700 shares of Series A Preferred Stock. The shares of Series A Preferred Stock held by Juniper Targeted Opportunities, as of the closing of the Purchase Agreement, are convertible at any time at its option into an aggregate total of 3,262,713 Shares, or 11.5% of the Shares deemed issued and outstanding as of the closing of the Purchase Agreement and the Filing Date, based on the initial conversion rate of 423.729 number of Shares per share of Series A Preferred Stock, subject to certain adjustments. The calculation of the foregoing percentage is based on (i) 25,231,710 Shares reported by the Issuer as outstanding as of November 12, 2019 in its Most Recent Quarterly Report and incorporated by reference herein, plus (ii) 3,262,713 Shares into which the Series A Preferred Stock is now convertible by Juniper Targeted Opportunities.

Juniper HF, as the general partner of Juniper Fund, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Act) 3,500 shares of Series A Preferred Stock which, as of the closing of the Purchase Agreement, are convertible at any time at the option of Juniper Fund into 1,483,051 Shares, such shares of Series A Preferred Stock, together with the 452,413 Shares directly held by Juniper Fund prior to the closing of the Purchase Agreement on an as-converted basis is 7.2% of the Shares deemed issued and outstanding as of the closing of the Purchase Agreement and the Filing Date, based on the initial conversion rate of 423.729 number of Shares per share of Series A Preferred Stock, subject to certain adjustments. Juniper HF disclaims beneficial ownership of such shares of Series A Preferred Stock and Common Stock for all other purposes. The calculation of the foregoing percentage is based on (i) 25,231,710 Shares reported by the Issuer as outstanding as of November 12, 2019 in its Most Recent Quarterly Report and incorporated by reference herein, plus (ii) 1,483,051 Shares into which the Series A Preferred Stock is now convertible by Juniper Fund.

Juniper TO, as the general partner of Juniper Targeted Opportunities, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Act) 7,700 shares of Series A Preferred Stock which, as of the closing of the Purchase Agreement, are convertible at any time at the option of Juniper Fund into 3,262,713 Shares, or 11.5% of the Shares deemed issued and outstanding as of the closing of the Purchase Agreement and the Filing Date, based on the initial conversion rate of 423.729 number of Shares per share of Series A Preferred Stock, subject to certain adjustments. Juniper TO disclaims beneficial ownership of such shares of Series A Preferred Stock and Common Stock for all other purposes. The calculation of the foregoing percentage is based on (i) 25,231,710 Shares reported by the Issuer as outstanding as of November 12, 2019 in its Most Recent Quarterly Report and incorporated by reference herein, plus (ii) 3,262,713 Shares into which the Series A Preferred Stock is now convertible by Juniper Targeted Opportunities.

Juniper Investment Company, as the investment advisor of Juniper Fund and Juniper Targeted Opportunities, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Act) 11,200 shares of Series A Preferred Stock which, as of the closing of the Purchase Agreement, are convertible at any time at the option of Juniper Fund and Juniper Targeted Opportunities into 4,745,764 Shares, and 452,413 Shares directly held by Juniper Fund, which together with the shares of Series A Preferred Stock on an as-converted basis is 17.3% of the Shares deemed issued and outstanding as of the closing of the Purchase Agreement and the Filing Date, based on the initial conversion rate of 423.729 number of Shares per share of Series A Preferred Stock, subject to certain adjustments. Juniper Investment Company disclaims beneficial ownership of such shares of Series A Preferred Stock and Common Stock for all other purposes. The calculation of the foregoing percentage is based on (i) 25,231,710 Shares reported by the Issuer as outstanding as of November 12, 2019 in its Most Recent Quarterly Report and incorporated by reference herein, plus (ii) 4,745,764 Shares into which the Series A Preferred Stock is now convertible by Juniper Fund and Juniper Targeted Opportunities.

Page 14 of 19 Pages

Mr. Michas, as a managing member of Juniper HF, Juniper TO and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) 11,200 shares of Series A Preferred Stock which, as of the closing of the Purchase Agreement, are convertible at any time at the option of Juniper Fund and Juniper Targeted Opportunities into 4,745,764 Shares, 452,413 Shares directly held by Juniper Fund, and 16,393 Shares directly held by himself, which together with the shares of Series A Preferred Stock on an as-converted basis is 17.4% of the Shares deemed issued and outstanding as of the closing of the Purchase Agreement and the Filing Date, based on the initial conversion rate of 423.729 number of Shares per share of Series A Preferred Stock, subject to certain adjustments. Mr. Michas disclaims beneficial ownership of such shares of Series A Preferred Stock and Common Stock for all other purposes. The calculation of the foregoing percentage is based on (i) 25,231,710 Shares reported by the Issuer as outstanding as of November 12, 2019 in its Most Recent Quarterly Report and incorporated by reference herein, plus (ii) 4,745,764 Shares into which the Series A Preferred Stock is now convertible by Juniper Fund and Juniper Targeted Opportunities.

Mr. Bartholdson, as a managing member of Juniper HF, Juniper TO and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) 11,200 shares of Series A Preferred Stock which, as of the closing of the Purchase Agreement, are convertible at any time at the option of Juniper Fund and Juniper Targeted Opportunities into 4,745,764 Shares, and 452,413 Shares directly held by Juniper Fund, which together with the shares of Series A Preferred Stock on an as-converted basis is 17.3% of the Shares deemed issued and outstanding as of the closing of the Purchase Agreement and the Filing Date, based on the initial conversion rate of 423.729 number of Shares per share of Series A Preferred Stock, subject to certain adjustments. Mr. Bartholdson disclaims beneficial ownership of such shares of Series A Preferred Stock and Common Stock for all other purposes. The calculation of the foregoing percentage is based on (i) 25,231,710 Shares reported by the Issuer as outstanding as of November 12, 2019 in its Most Recent Quarterly Report and incorporated by reference herein, plus (ii) 4,745,764 Shares into which the Series A Preferred Stock is now convertible by Juniper Fund and Juniper Targeted Opportunities.

Each of Juniper Fund and Juniper Targeted Opportunities has the sole power to vote or direct their respective vote of 1,935,465 and 3,262,713 Shares on an as-converted basis and the sole power to dispose or direct the disposition of such Shares following conversion. Juniper HF, Juniper TO, Juniper Investment Company and Messrs. Michas and Bartholdson may be deemed to share with Juniper Fund and Juniper Targeted Opportunities, as applicable, the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares following conversion.

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(c)       Except as expressly set forth herein, none of the Reporting Persons has engaged in any transactions during the 60 days prior to the closing of the Purchase Agreement or between the closing of the Purchase Agreement and the Filing Date, in any securities of the Issuer.

(d)       To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Series A Preferred Stock that are the subject of this Schedule 13D.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3 and 4 are incorporated herein by reference.

Registration Rights Agreement

Concurrently with the closing of the Purchase Agreement, the Issuer and the investors identified on Schedule I thereto, including Juniper Fund and Juniper Targeted Opportunities entered into a Registration Rights Agreement, dated as of November 14, 2019 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Juniper Fund, Juniper Targeted Opportunities and the other investor parties thereto are collectively entitled to (i) two demand registrations for underwritten offerings; provided that the aggregate market value of the securities sought to be sold in such underwritten offering must be at least $5 million and (ii) unlimited piggyback registration rights with respect to other issuances.

References to and the description of the Registration Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is listed as Exhibit 99.3 to this Schedule 13D and incorporated by reference herein.

Indemnification Agreement

In connection with the appointment of Mr. Bartholdson to the board of directors of the Issuer, Mr. Bartholdson entered into an Indemnification Agreement, dated as of November 14, 2019, with the Issuer pursuant to which the Issuer will provide indemnification and insurance coverage to Mr. Bartholdson as director of the board of directors of the Issuer.

References to and the description of the Indemnification Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Indemnification Agreement, which is attached hereto as Exhibit E and incorporated by reference herein.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Page 16 of 19 Pages

Item 7.	Materials to be Filed as Exhibits.

99.1	Securities Purchase Agreement, dated as of November 14, 2019, between the Issuer and the investors parties thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019).
99.2	Certificate of Amendment, dated November 14, 2019, to the Amended and Restated Certificate of Incorporation of the Issuer (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019).
99.3	Registration Rights Agreement, dated as of November 14, 2019, between the Issuer and the investors parties thereto (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2019).
Exhibit A	Indemnification Agreement
Exhibit B	Joint Filing Agreement

Page 17 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2019

JUNIPER TARGETED OPPORTUNITY FUND, L.P.

By:	Juniper HF Investors II, LLC, its General Partner

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

JUNIPER HF INVESTORS II, LLC

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

JUNIPER TARGETED OPPORTUNITIES, L.P.

By:	Juniper TO Investors, LLC, its General Partner

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

JUNIPER TO INVESTORS, LLC

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

Page 18 of 19 Pages

JUNIPER INVESTMENT COMPANY, LLC

By:	/s/ John A. Bartholdson
Name:	John A. Bartholdson
Title:	Managing Member

By:	/s/ Alexis P. Michas
ALEXIS P. MICHAS

By:	/s/ John A. Bartholdson
JOHN A. BARTHOLDSON

Page 19 of 19 Pages